

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Peter R. Dilibert
President
Wells Fargo Asset Securities Corporation
8480 Stagecoach Circle
Frederick, MD 21701

Re: **Wells Fargo Asset Securities Corporation**
     Registration Statement on Form S-3
     Filed March 21, 2014
     File No. 333-194752

Dear Mr. Dilibert:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Form of Prospectus Supplement

Static Pool Information, page S-40

1. Your disclosure regarding delinquency calculations appears to be the MBA standard for measuring delinquency. Please confirm and revise to note this in the disclosure.

Description of the Mortgage Loans, page S-45

2. Please revise to include information on documentation levels and guidelines. See Item 1111(b) of Regulation AB.

Pooling and Servicing Agreement – Compensation and Payment of Expenses of the Master Servicer, Servicer and Trustee, page S-69

3.   We also note your disclosure on page 63 of the base prospectus. Please revise this section and elsewhere where appropriate to include a discussion of the amount of any fees payable to the custodian, and the source of payment of any such fees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Lawrence D. Rubenstein, Esq.
        Jordan M. Schwartz, Esq.